POLYMET MINING CORP.
(a development stage company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

31 October 2009

U.S. Funds

Suite 1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3

E-MAIL: info@polymetmining.com OR VISIT OUR WEBSITE AT: www.polymetmining.com

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at 31 October and 31 January
All figures in Thousands of U.S. Dollars

	31 October	31 January
	2009	2009
ASSETS	(unaudited)	(restated – Note 2)
Current
Cash and equivalents	$2,926	$7,354
Accounts receivable and advances	120	69
Investment (Note 12)	168	57
Prepaid expenses	332	470
	3,546	7,950
Deferred Financing Costs (Note 11c))	1,988	1,739
Mineral Property, Plant and Equipment (Notes 2, 3 and 4)	109,821	91,910
	$115,355	$101,599

LIABILITIES
Current
Accounts payable and accrued liabilities	$3,740	$2,797
Current portion of long term debt (Note 5)	2,000	1,250
Current portion of asset retirement obligation (Note 6)	321	321
	6,061	4,368

Long term
Long term debt (Note 5)	8,929	10,063
Convertible debt (Note 7)	24,714	13,943
Asset retirement obligation (Note 6)	3,140	2,890
	42,844	31,264

SHAREHOLDERS’ EQUITY
Share Capital - (Note 8)	104,885	104,768
Contributed Surplus – (Note 8d))	32,370	27,549
Accumulated Other Comprehensive Income	96	-
Deficit	(64,840)	(61,982)
	72,511	70,335
	$115,355	$101,599
Contingent Liabilities and Commitments (Notes 4 and 11)
Subsequent Events (Notes 7 and 8)

ON BEHALF OF THE BOARD:

”William Murray”	Director

“David Dreisinger”	Director

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars except per share amounts
(unaudited)

	Three months ended 31 October 2009	Three months ended 31 October 2008 (restated – Note 2)	Nine months ended 31 October 2009	Nine months ended 31 October 2008 (restated – Note 2)
General and Administrative
Amortization	$9	$7	$23	$24
Asset retirement obligation accretion	104	114	300	328
Consulting fees	7	9	25	36
Investor relations and financing	156	29	277	127
Office and corporate wages	299	412	880	959
Professional fees	22	71	121	254
Shareholders’ information	68	58	207	284
Stock-based compensation (Notes 8 b
and c))	97	80	882	414
Transfer agent and filing fees	17	24	42	142
Travel	104	94	224	365
	883	898	2,981	2,933

Other Expenses (Income)
Interest income, net	(1)	(8)	(4)	(157)
Loss (gain) on foreign exchange	(12)	137	(12)	195
Investment loss (Note 12)	-	369	-	1,272
Rental income	(29)	(61)	(107)	(165)
	(42)	437	(123)	1,145

Loss for the Period	$841	$1,335	$2,858	$4,078

Other Comprehensive Income
Unrealized gain on investment	37	-	96	-
Comprehensive Loss	804	1,335	2,762	4,078

Loss for the Period	841	1,335	2,858	4,078
Deficit – Beginning of the Period	63,999	59,746	61,982	57,003

Deficit – End of the Period	$64,840	$61,081	$64,840	$61,081

Basic and Fully Diluted Loss per
Share	$0.01	$0.01	$0.02	$0.03

Weighted Average Number of
Shares	139,078,875	137,253,739	138,467,337	137,153,740

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
All figures in Thousands of U.S. Dollars except per share amounts

			Common Shares (Note 8)

					Accumulated
					Other	Deficit
	Authorized			Contributed	Comprehensive	(restated –
	Shares	Shares	Amount	Surplus	Income	Note 2)	Total
Balance – 31 January 2008	Unlimited	136,991,075	$104,615	$20,825	$-	$(57,003)	$68,437
Loss for the period	-	-	-	-	-	(4,979)	(4,979)
Shares and warrants issued:
Exercise of options	-	312,800	452	-	-	-	452
Fair value of stock options exercised	-	-	245	(245)	-	-	-
Convertible debt – conversion factors and warrants (Note 7)	-	-	-	691	-	-	691
Accrual of Milestones 2 and 4 Bonus Shares	-	-	-	3,912	-	-	3,912
Amendment to previously issued warrants (Note 8e))	-	-	(544)	544	-	-	-
Stock-based compensation	-	-	-	1,822	-	-	1,822
Balance – 31 January 2009	Unlimited	137,303,875	$104,768	$27,549	$-	$(61,982)	$70,335
Loss for the period	-	-	-	-	-	(2,858)	(2,858)
Other comprehensive income for the period	-	-	-	-	96	-	96
Shares and warrants issued:
Exercise of options	-	475,000	231	-	-	-	231
Fair value of stock options exercised	-	-	170	(170)	-	-	-
Convertible debt – conversion factor (Note 7)	-	-	-	352	-	-	352
Accrual of Milestones 2 and 4 Bonus Shares	-	-	-	3,239	-	-	3,239
Amendment to previously issued warrants (Note 8e))	-	-	(1,005)	1,005	-	-	-
Issuance of Milestone 2 Bonus Shares (Note 11a))	-	1,300,000	721	(721)	-	-	-
Stock-based compensation (Note 8c))	-	-	-	1,116	-	-	1,116
Balance – 31 October 2009	Unlimited	139,078,875	$104,885	$32,370	$96	$(64,840)	$72,511

Figures since 31 January 2009 unaudited, prepared by management.

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
For the Periods Ended 31 October
All figures in Thousands of U.S. Dollars
(unaudited)

				Nine
	Three	Three	Nine	months
	months	months	months	ended
	ended	ended	ended	31 October
	31 October	31 October	31 October	2008
	2009	2008	2009	(restated –
		(restated – Note 2)		Note 2)
Operating Activities
Loss for the period	(841)	(1,335)	(2,858)	(4,078)
Items not involving cash
Amortization	9	7	23	24
Asset retirement obligation accretion	104	114	300	328
Investment loss	-	369	-	1,272
Stock-based compensation	97	80	882	414
Changes in non-cash working capital
Accounts receivable and advances	(26)	5	(51)	106
Prepaid expenses	(14)	(9)	138	193
Accounts payable and accrued liabilities	281	(1,343)	515	(1,068)
Net cash provided by (used in) operating
activities	(390)	(2,112)	(1,051)	(2,809)

Financing Activities
Share capital – for cash	-	6	231	426
Convertible debt	4,988	7,239	9,944	7,239
Deferred financing costs	(224)	(15)	(249)	(35)
Long-term debt repayment	(250)	(250)	(750)	(1,150)
Net cash provided by (used in) financing
activities	4,514	6,980	9,176	6,480

Investing Activities
Purchase of mineral property, plant and
equipment	(4,450)	(5,779)	(12,553)	(18,270)
Net cash used in investing
activities	(4,450)	(5,779)	(12,553)	(18,270)

Net (Decrease) in Cash and Cash
Equivalents Position	(326)	(911)	(4,428)	(14,599)

Cash and Cash Equivalents Position –
Beginning of Period	3,252	6,396	7,354	20,084

Cash and Cash Equivalents Position –
End of Period	2,926	5,485	2,926	5,485

Non-Cash Financing and Investing
Activities

Changes in accounts payable and accrued
liabilities related to investing activities	212	571	428	(40)
Changes in accounts payable and accrued
liabilities relating to financing activities	326	365	326	365

- See Accompanying Notes -

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

1.	Nature of Business

PolyMet Mining Corp. (“PolyMet” or the “Company”) was incorporated in British Columbia, Canada on 4 March 1981 under the name Fleck Resources Ltd. The Company changed its name from Fleck Resources Ltd. to PolyMet Mining Corp. on 10 June 1998. The Company is engaged in the exploration and development, when warranted, of natural resource properties. The Company’s only mineral property is the NorthMet Project, a polymetallic project in northeastern Minnesota, USA. The realization of the Company’s investment in the NorthMet Project and other assets is dependant upon various factors, including the existence of economically recoverable mineral reserves, the ability to obtain the necessary financing to complete the exploration and development of the NorthMet Project, future profitable operations, or alternatively upon disposal of the investment on an advantageous basis.

On 25 September 2006, the Company received the results of the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. that confirms the economic and technical viability of the NorthMet Project and, as such, the Project has moved from the exploration stage to the development stage.

2.	Significant Accounting Policies

Basis of Presentation

The interim consolidated financial statements of PolyMet have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in the preparation of the most recent annual audited financial statements. In the opinion of management, all of the adjustments necessary to fairly present the consolidation financial statements set forth herein have been made. The unaudited interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements and therefore should be read in conjunction with the Company’s audited consolidated financial statements for the year ended 31 January 2009. Significant differences from United States generally accepted accounting principles are disclosed in Note 14.

Recent Accounting Pronouncements

The Company has adopted the following CICA standards effective for the Company commencing February 1, 2009:

(i)

Section 3064 - Goodwill and Intangible Assets. This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and other intangible assets. As a result of this standard, the CICA withdrew EIC 27, Revenue and Expenses during the pre-operating period. With the withdrawal of EIC 27, the Company is no longer able to defer operating costs and revenues incurred prior to commercial production at its development project. The adoption of this standard resulted in the Company retroactively ceasing to capitalize to mineral property accretion related to asset retirement obligations in its consolidated financial statements.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	Year Ended		Nine months		Year Ended
	31 January 2009		ended		31 January 2008
			31 October 2008
	As Previously	Restated	As Previously	Restated	As Previously	Restated
	Reported		Reported		Reported
Mineral	93,067	91,910	86,959	85,917	65,019	64,305
Property Plant
and Equipment
Loss for the	4,536	4,979	3,750	4,078	3,690	4,124
period
Deficit	60,825	61,982	60,039	61,081	56,289	57,003
Loss per share	0.03	0.04	0.03	0.03	0.03	0.03

(ii)

EIC – 173 – Credit Risk and Fair Value of Financial Assets and Liabilities. This standard provides guidance on how to take into account credit risk of an entity and counterparty when determining fair value of financial assets and financial liabilities. The adoption of this standard did not have any effect on the Company’s financial statements.

(iii)

EIC – 174 – Mining Exploration Costs. This standard provides guidance on the accounting and impairment review of exploration costs. The adoption of this standard did not have any effect on the Company’s financial statements.

There were no new accounting standards issued during the period that are expected to impact the Company.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

3.	Resource Property Agreements

NorthMet, Minnesota, U.S.A. - Lease

Pursuant to an agreement dated 4 January 1989, subsequently amended and assigned, the Company’s wholly owned subsidiary Poly Met Mining, Inc. (“PolyMet US”) leases certain lands in St. Louis County, Minnesota from RGGS. During the year ended 31 January 2005, United States Steel Corporation assigned the lease to RGGS. The initial term of the renewable lease was 20 years and called for total lease payments of $1,475,000. The lease is indefinitely renewable by making annual lease payments of $150,000 on the anniversary of the original agreement and PolyMet US made such payment prior to 4 January 2009. All lease payments have been paid to 31 October 2009.

PolyMet US can, at its option, terminate the lease at any time by giving written notice to the lessor not less than 90 days prior to the effective termination date.

The lease payments are considered advance royalty payments and shall be deducted from future production royalties payable to the lessor, which range from 3% to 5% based on the net smelter return received by PolyMet US. PolyMet US’s recovery of the advance royalty payments is subject to the lessor receiving an amount not less than the amount of the annual lease payment due for that year.

Pursuant to the leases, PolyMet US holds mineral rights and the right to mine. PolyMet US intends to acquire surface rights through a land exchange with or direct acquisition of surface rights from the United States Forest Service, which costs have been included in the capital cost estimate of the Project.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Mineral Property, Plant and Equipment

Details are as follows:

			31 October	31 January
			2009	2009
		Accumulated	Net Book	Net Book
31 October 2009	Cost	Amortization	Value	Value
NorthMet Project	109,680	-	109,680	91,707
Leasehold improvements	47	(28)	19	26
Computers	297	(234)	63	99
Furniture and equipment	140	(81)	59	78
	110,164	(343)	109,821	91,910

Erie Plant, Minnesota, U.S.A.

On 15 November 2005, the Company exercised an option to acquire 100% ownership of large portions of the former LTV Steel Mining Company ore processing plant in northeastern Minnesota under the Asset Purchase Agreement with Cliffs.

The consideration for the purchase was $1 million in cash, $2.4 million in notes payable and the issuance of 6,200,547 common shares (at fair market value of $7,564,000) in the capital stock of the Company. The final instalment of the notes payable was paid on 30 June 2008 (Note 5).

On 20 December 2006, the Company closed a transaction (the “Asset Purchase Agreement II”) in which it acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also included a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totalling 2 million shares and $15 million in cash and debt was in four tranches:

2 million shares of PolyMet, paid at closing;

$1 million in cash, paid at closing;

$7 million in cash, payable in quarterly instalments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest is payable quarterly starting 31 December 2006 at the Wall Street Journal Prime Rate, and

$7 million in cash, payable in quarterly instalments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate, accordingly the debt has been fair valued, for balance sheet purposes, by discounting it at 8.25%.

The Company has assumed certain ongoing site-related environmental and reclamation obligations as a result of the above purchases. These environmental and reclamation obligations are presently contracted under the terms of the purchase agreements with Cliffs. Once the Company obtains its permit to mine and Cliffs is released from its obligations by the State agencies, the environmental and reclamation obligations will be direct with the governing bodies. The present value of the asset retirement obligation in the amount of $3,461,000 (Note 6) less accretion of $1,451,000 charged to retained earnings has been recorded as an increase in the carrying amount of the NorthMet Project assets and will be amortized over the life of the asset.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

4.	Property, Plant and Equipment - continued

Interest and loan accretion to 31 October 2009 in the amount of $2,447,000 (31 January 2009 - $1,957,000) related to the transactions with Cliffs has been capitalized as part of the cost of the NorthMet Project assets.

As the above assets are not in use no amortization of these assets has been recorded to 31 October 2009.

5.	Long Term Debt

Pursuant to the Asset Purchase Agreements (Note 4) the Company’s wholly owned subsidiary Poly Met Mining, Inc. (“PolyMet US”) signed three notes payable to Cliffs in the amounts of $2,400,000, $7,000,000 and $7,000,000, respectively. The first note was interest bearing at the annual simple rate of four percent (4%) and the final payment was made on June 2008. The second note is interest bearing at the Wall Street Journal Prime Rate and is being paid in quarterly instalments equal to $250,000 commencing 31 December 2006, with the balance repayable upon receipt of commercial financing, for total repayment of $7,000,000. The third note is interest bearing at the Wall Street Journal Prime Rate and shall be paid in quarterly instalments equal to $250,000 commencing on 31 December 2009 for total repayment of $7,000,000. No interest will be payable on the third note until 31 December 2009. Accordingly it has been fair valued, for balance sheet purposes, by discounting it at 8.25%. If PolyMet were to default on individual elements of the transactions with Cliffs, the assets associated with the default could revert to Cliffs’ control. As at 31 October 2009 the outstanding long term debt was as follows:

	31 October	31 January
	2009	2009

Notes payable	$10,917	$11,299
Accrued interest	12	14
Total debt	10,929	11,313
Less current portion	(2,000)	(1,250)

Long term debt	$8,929	$10,063

6.	Asset Retirement Obligation

As part of the consideration for the Cliffs Purchase Agreements (Note 4), the Company indemnified Cliffs for the liability for final reclamation and closure of the acquired property.

The Company’s provisions for future site closure and reclamation costs are based on known requirements. It is not currently possible to estimate the impact on operating results, if any, of future legislative or regulatory developments. The Company’s estimate of the present value of the obligation to reclaim the NorthMet Project is based upon existing reclamation standards at 31 October 2009 and Canadian GAAP. Once the Company obtains its permit to mine the environmental and reclamation obligations will be direct with the governing bodies. The Company’s estimate of the fair value of the asset retirement obligation at 31 October 2009 was $3,461,000 (31 January 2009 - $3,211,000). These were based upon a 31 October 2009 undiscounted future cost of $21.5 million for the first Cliffs transaction and $2.0 million for Cliffs II, an annual inflation rate of 2.00%, a credit-adjusted risk free interest rate of 12.00%, a mine life of 20 years and a reclamation period of 9 years.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Convertible Debt

On 31 October 2008, the Company entered into a financing with Glencore AG (“Glencore”) for an aggregate of US$50 million floating rate secured debentures due on 30 September 2011 (the "Debentures") to be issued by PolyMet US, and guaranteed by the Company. The Debentures bear interest at 12-month US dollar LIBOR plus 4%. Interest is payable in cash or by increasing the principal amount of the Debentures, at PolyMet’s option, for payments on or before 30 September 2009, and at Glencore’s option thereafter. At 31 October 2009, $963,000 of interest had been added to the principal amount of the debt. The Debentures are secured by all of the assets of PolyMet and PolyMet US, including a pledge of PolyMet’s 100% shareholding in PolyMet US.

The Debentures are exchangeable into common shares of PolyMet at Glencore’s option at US$4.00 per share. The Issuer can, at its option, prepay the Debentures if PolyMet’s shares trade at a 20-day volume weighted average price equal to or exceeding US$6.00, at which time, and at Glencore’s option, Glencore could exchange the Debentures for common shares of PolyMet within 30 days in lieu of payment. Repayment between 1 October 2009 and 30 September 2010 would be at 105% of the then outstanding principal of the Debentures, repayment between 1 October 2010 and 30 September 2011 would be at 102.5% of the outstanding principal.

US$7.5 million of the Debentures were issued on 31 October 2008, an additional US$7.5 million of the Debentures were issued on 22 December 2008, $5 million of the Debentures were issued on 18 June 2009 and an additional US$5 million of the Debentures were issued on 31 August 2009.

The final US$25 million of the Debentures, to be used primarily for detailed engineering and procurement, may be issued upon publication of the Final Environmental Impact Statement in the State of Minnesota’s Environmental Quality Board Monitor, receipt by the Company of a bona fide term sheet for construction financing and are subject to expenditures being in material compliance with budget and other customary conditions as well as agreement between Glencore and Cliffs on terms and conditions whereby Cliffs will provide its consent to Glencore as mortgagee of those parts of the Erie Plant acquired by PolyMet under Asset Agreement II.

On 31 October 2008, PolyMet issued to Glencore warrants (”Glencore Warrants”) to purchase 6.25 million common shares of PolyMet at US$5.00 if exercised before the NorthMet Project has produced a total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter. The Glencore Warrants expire on 30 September 2011. If the volume-weighted 20-day average price of PolyMet’s common shares trade at a 50% premium to the then applicable exercise price, Glencore must exercise the warrants within 30 days or the warrants will expire.

The Company has accounted for the initial US$7.5 million of the Debentures and the 6.25 million common share warrants by allocating the $7.5 million between the debt, the exchangeable feature of the debt and the warrants based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financing of $652,000 have been recorded against the convertible debt.

The Company has accounted for the second, third and fourth advances of US$7.5 million, US$5 million and US$5 million, respectively, of the Debentures by allocating the principal amounts between the debt and the exchangeable feature of the debt based on their pro rata fair values. The debt has been fair valued using the difference between 9% and 12 month LIBOR at 31 October 2008 (3.2075%) plus 4%. Costs related to the financings of $43,000, $16,000 and $12,000, respectively, have been recorded against the convertible debt.

On 17 November 2009, the Company announced that it agreed to modify certain terms of the above transaction. Under the new terms the Glencore Warrants entitle Glencore to purchase 6.25 million common shares of PolyMet at US$3.00 and expire on September 30, 2011. If the 20-day volume weighted average price of PolyMet’s shares is 150% of the exercise price or more ($4.50), and the Final EIS has been published in the Minnesota Department of Natural Resources EQB Monitor.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

7.	Convertible Debt - continued

PolyMet can accelerate the expiration of the Glencore Warrants to not less than 21 business days after the notice of acceleration.

Separately in November 2009, PolyMet has agreed to modify the terms of the final $25 million Tranche E of the $50 million Debenture with Glencore such that Tranche E, if drawn, can be exchanged at US$2.65 per share. The first four tranches totaling US$25 million (excluding capitalized interest) that have already been drawn will continue to be exchangeable at US$4.00 per share.

8.	Share Capital

	a)	Share Issuances for Cash

During the nine months ended 31 October 2009, the Company issued 475,000 shares (31 October 2008 – 262,800) pursuant to the exercise of stock options for total proceeds of $231,000 (31 October 2008 - $426,000).

On 24 November 2009, the Company announced that it had closed an equity financing with Glencore for 3,773,585 common shares at $2.65 per share for gross proceeds of $10 million. The Company has also entered into a definitive agreement with Glencore to issue an additional 5,660,377 common shares to Glencore at $2.65 per common share for gross proceeds of $15 million with closing to occur on or before 29 January 2010.

	b)	Stock Options

The Company’s Omnibus Share Compensation Plan covers PolyMet’s employees, directors, officers and consultants. Options are granted for varying terms ranging from two to seven years. During the nine month period ended 31 October 2009, the Company granted 1,525,000 options. The maximum number of common shares under the plan shall not exceed (i) 10% of the outstanding common shares of the Company at the time of granting of the options and (ii) 18,592,888 common shares of the Company, of which 3,640,000 common shares are reserved for issuance as awards other than options (Note 11a)).

Details of stock option activity is as follows:

	Nine months	Year ended
	ended 31	31 January
	October	2009
	2009
Outstanding - Beginning of period	12,615,000	11,312,800
Granted	1,525,000	1,690,000
Forfeited	(350,000)	(75,000)
Exercised	(475,000)	(312,800)
Outstanding - End of period	13,315,000	12,615,000

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

At the Annual and Special Meeting of the shareholders of PolyMet on 24 June 2009, the disinterested shareholders of the Company approved an extension of the expiry date by two years of all stock options outstanding as at 24 June 2009.

As at 31 October 2009, the following director, officer, consultant and employee stock options were outstanding:

			Number of
	Exercise Price	Exercise Price	options
Expiry Date	(US$)	(CDN$)	outstanding
5 July 2011	0.62	0.66	825,000
18 October 2011	0.74	0.79	50,000
30 March 2012	0.61	0.65	85,000
1 May 2012	0.79	0.85	350,000
15 June 2012	0.88	0.94	40,000
19 September 2012	1.27	1.36	1,540,000
24 October 2012	1.12	1.20	200,000
5 December 2012	1.07	1.15	200,000
20 March 2013	2.57	2.76	2,900,000
19 June 2013	2.77	2.97	325,000
1 September 2013	3.56	3.82	300,000
22 September 2013	3.27	3.51	75,000
5 January 2014	3.08	3.30	525,000
13 February 2014	2.99	3.21	1,250,000
8 March 2014	2.88	3.09	400,000
12 March 2014	2.92	3.13	250,000
23 March 2014	2.89	3.10	50,000
4 September 2014	3.00	3.22	360,000
12 December 2014	3.05	3.27	205,000
11 January 2015	3.03	3.25	70,000
31 January 2015	2.87	3.08	100,000
15 February 2015	2.72	2.92	500,000
2 June 2015	3.92	4.20	100,000
30 July 2015	3.22	3.45	175,000
30 January 2016	0.82	0.88	915,000
17 February 2016	0.82	0.88	1,410,000
15 October 2016	2.67	2.86	115,000
	2.03	2.18	13,315,000

As at 31 October 2009 all options had vested and were exercisable, with the exception of 1,752,500 which vest upon completion of specific targets and 57,500 which vest over the next 12 months.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	c)	Stock-Based Compensation

During the nine month period ended 31 October 2009, the Company issued 1,525,000 options to directors, officers, consultants and employees with an average exercise price of USD$0.96 per option. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following ranges of assumptions:

Risk-free interest rate	1.39% to 1.69%
Expected dividend yield	Nil
Expected stock price volatility	81.97% to 96.03%
Expected option life in years	2.33

The weighted fair value of options granted during the period was US$0.45. Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

During the nine month period ended 31 October 2009, the Company recorded $1,116,000 for stock based compensation in its accounts as an expense of $882,000 and a debit to mineral property, plant and equipment of $234,000, with the offsetting entries going to contributed surplus. The balance for the nine months included the amortization of the fair value cost of existing stock options and the impact of the two year extension of the term of all options outstanding at 24 June 2009 ($339,000).

d)	Contributed Surplus

Contributed surplus represents accumulated stock-based compensation costs and warrants issued as well as the debt conversion features, reduced by the fair value of the stock options and warrants exercised.

Details are as follows:

	31 October	31 January
	2009	2009
Balance – Beginning of period	$27,549	$20,825
Current period fair value of stock-based compensation	1,116	1,822
Fair value of exchangeable warrants and debt conversion	352	691
Change in fair value of warrants amended	1,005	544
Issuance of Milestone 2 Bonus Shares (Note 11a))	(721)	-
Accrual of bonus shares for Milestones 2 and 4 (Note
11a))	3,239	3,912
Fair value of stock options exercised during the period	(170)	(245)
Balance – End of period	$32,370	$27,549

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

	e)	Share Purchase Warrants

Details of stock purchase warrant activity is as follows:

	31 October 2009		31 January 2009
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Warrants	Price	Warrants	Price
		(US$)		(US$)
Warrants outstanding - beginning of period	15,370,000	4.74	9,120,000	4.00
Cancelled	(4,010,000)	3.00	(8,020,000)	4.00
Issued	4,010,000	3.00	4,010,000	3.00
Issued	-	-	4,010,000	5.50
Issued (Note 7)	-	-	6,250,000	5.50

Warrants outstanding – end of period	15,370,000	4.74	15,370,000	4.74

On 17 April 2007, the Company issued 7,500,000 warrants in connection with a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant was exercisable into a common share at a price of US$4.00 at any time until 13 October 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees including an additional 520,000 broker warrants having the same terms as the warrants described above.

On 10 October 2008, the Company announced that it had received the consent from the holders of more than two-thirds of the 8,020,000 warrants issued as part of the April 2007 private placement to exchange those warrants into:

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and October 13, 2009, and

4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$5.00 if exercised before the NorthMet Project has produced a cumulative total of 20,000 metric tonnes of concentrate, or US$6.00 thereafter and prior to August 31, 2011. PolyMet can accelerate the expiration of the warrants if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the exercise price applicable at any time.

The incremental $544,000 increase in the fair value of the warrants due to the warrant exchange was debited to share capital and credited to contributed surplus in the year ended 31 January 2009.

In October 2009, the Company received the consent from holders of more than two-thirds of the above warrants to exchange those the 4,010,000 warrants due to expire on October 13, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 30 calendar days after publication of

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

8.	Share Capital - continued

the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009. The incremental $1,005,000 increase in the fair value of the warrants due to the warrant exchange was debited to share capital and credited to contributed surplus in the nine months ended 31 October 2009.

In November 2009, the Company’s Board of Directors approved a proposal to exchange the 4,010,000 warrants due to expire the earlier of 30 calendar days after publication of the draft Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December, 2009 for 4,010,000 warrants, each warrant entitling the holder to purchase one share of PolyMet common stock at US$3.00 per share at any time until the sooner of 21 business days after publication of the final Environmental Impact Statement by the State of Minnesota in the state’s Environmental Quality Board Monitor and 31 December 2010. This exchange is subject to the approval of two-thirds of the holders of the warrants.

On 31 October 2006, the Company issued 600,000 warrants to BNP Paribas Loan Services as partial consideration under the agreement described in Note 11c). These warrants have an exercise price of US$4.00 per share and expire on 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest.

All of the warrants are exercisable as at 31 January 2009, except for 500,000 which vest upon delivery of a bona fide offer of project financing.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

9.	Related Party Transactions

In addition to transactions disclosed elsewhere in these financial statements, the Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	31	31
	October	October
	2009	2008
Consulting fees paid to David Dreisinger, a Director of the Company	$36	42
Rent and charges paid to a company of which the Executive Chairman is
a director	-	5

	$36	$47

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

During the nine months ended 31 October 2009, the Company paid $36,000 (31 October 2008 -$42,000) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees were based on a monthly fee of Canadian $5,500 plus general sales tax. Throughout the term of his engagement, Dr. Dreisinger has conducted in-person and telephonic meetings with Mr. William Murray, the Company’s Executive Chairman, and other members of management at which he provided both verbal and written updates on the status of test work and made recommendations for future activities. These meetings occurred approximately every two to three weeks for the past five years.

The agreement with Dr. Dreisinger was entered into at a time when the Company’s current business plans were being formulated and it was month to month and oral in nature. The agreement was approved by Mr. William Murray. It was discussed with the Company’s board of directors who did not consider that a formal approval and written contract was necessary at that time. The Company believes that the contract was at terms at least as good as could be obtained from third parties.

During the nine months ended 31 October 2009, the Company paid $nil (31 October 2008 - $5,000) to Baja Mining Corp. (“Baja”) primarily for health insurance plan costs. The agreement between Baja and the Company was oral in nature. Mr. Murray ceased being a Director of Baja in June 2008. Effective 1 September 2008, the Company ceased paying the health insurance plan costs to Baja.

The Company believes that the contract with Baja was at terms that were fair to the parties involved.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

10.	Segmented Information

The Company is in the permitting stage of developing its mineral property in the U.S. and provides for its financing and administrative functions at the Executive Chairman’s office located in Canada. Segmented information on a geographic basis is as follows:

31 October 2009	Canada	U.S.	Consolidated
Segment operating loss (income) (9 months ended)	2,258	600	2,858
Segment operating loss (3 months ended)	542	299	841
Identifiable assets	3,708	111,647	115,355

31 October 2008	Canada	U.S.	Consolidated
Segment operating loss (9 months ended)	3,769	309	4,078
Segment operating loss (3 months ended)	1,217	118	1,335
Identifiable assets	1,276	92,662	93,938

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

11.	Contingent Liabilities and Commitments

a)

The Company has instituted a share bonus plan as part of its employment, management and consulting contracts for key management and project personnel. This bonus plan adds incentive for key personnel to reach certain prescribed milestones required to reach commercial production at the NorthMet Project. As at 31 October 2009, the Company had received shareholder approval of the Bonus Shares for Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought in 2010. To 31 October 2009, 5,240,000 shares have been issued for the achievement of Milestones 1, 2 and 3.

The summary of the share bonus plan is as follows:

	Bonus Shares
Milestone 1	1,590,000	issued
Milestone 2	1,300,000	(i) issued in May 2009
Milestone 3	2,350,000	issued
Milestone 4	3,640,000	(ii) and (iii)

(i)

Milestone 2 – Negotiation and completion of an off-take agreement with a senior metals producer for the purchase of nickel-hydroxide produced from the NorthMet Project, and / or an equity investment in the Company by such a producer or producers. The bonus shares allocated to Milestone 2 are valued at C$0.75. During the nine months ended 31 October 2009, the Company accrued $357,000 related to Milestone 2 (31 October 2008 - $nil), these amounts were capitalized to Mineral Property, Plant and Equipment. This milestone was deemed to have been achieved in May 2009 and therefore the Company issued the shares to certain directors and insiders.

(ii)	Milestone 4 – Commencement of commercial production at the NorthMet Project at a time when the Company has not less than 50% ownership interest.

(iii)

At the Annual General Meeting of shareholders of the Company, held on 17 June 2008, the disinterested shareholders approved the bonus shares for Milestone 4. The bonus shares allocated to Milestone 4 are valued at US$3.80, the Company’s closing trading price on 17 June 2008. During the nine months ended 31 October 2009, the Company accrued $2,882,000 related to Milestone 4 (31 October 2008 - $2,041,000), these amounts were capitalized to Mineral Property, Plant and Equipment.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

11.	Contingent Liabilities and Commitments - continued

b)

Pursuant to the Company’s Asset Purchase Agreement with Cliffs (Note 4), for as long as Cliffs owns 1% or more of the Company’s issued shares, Cliffs will have the right to participate on a pro-rata basis in future cash equity financings. This agreement also includes a first right of refusal in favour of the Company should Cliffs wish to dispose of its interest.

c)

On 31 October 2006 the Company entered into an agreement with BNP Paribas Loan Services (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants to purchase 600,000 shares of the Company’s common stock at a price of US$4.00 per share at any time prior to 30 October 2010. The fair value of these warrants was $1,197,000. Further, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of the Company at a price of US$4.00 per share at any time prior to 30 October 2010 will vest. As part of the agreement, PolyMet will also pay BNPP a monthly fee for its advice and assistance and pay the costs for BNPP’s independent engineers.

d)

On 13 October 2008, the Company entered into a collateral pledge agreement wherein it pledged a used drill rig which it owned against payments made by a supplier for parts and outside services that will be used in rebuilding the drill rig. The drill rig has a book value of $2,841,000 including the amount that the Company has capitalized related to an account payable of $1,466,000 for the parts and outside services.

e)

On 31 October 2008, the Company entered into agreements with Glencore wherein Glencore will provide marketing services covering concentrates, metal, or intermediate products at prevailing market terms for at least the first five years of production.

	f)	On 31 October 2009, the Company had outstanding commitments related to equipment, consultants and the environmental review process of $1,300,000.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

12.	Investment

During the quarter ended 31 July 2007, the Company acquired, for cash, common shares of a publicly traded Canadian mining company whose primary business is the operation of a recommissioned base metal mine. This investment represents less than 5% of the public mining company’s outstanding common shares and was designated as available-for-sale and, as such, had been marked-to-market with the change in the fair value of the investment from acquisition to quarterly financial statements being recorded in Other Comprehensive Loss.

As at 31 January 2008, the Company determined that the investment has had an other than temporary decline in value. This determination was based on, among other factors, a significant drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The initial acquisition cost of the investment was US$2,495,000 (C$2,618,000) and the fair value of the investment at 31 January 2008 was US$1,445,000 (C$1,440,000). As a result, the Company recorded an investment loss of $1,050,000 in its consolidated statement of loss and reversed the amounts that had previously been recorded in Other Comprehensive Loss.

As at 31 October 2008, the Company determined that the investment had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 October 2008 was US$149,000 (C$180,000). In the first two quarters of the fiscal year ended 31 January 2009, the Company recorded investment losses of $903,000 due to declines in values in those quarters. In the third quarter, as a result of the additional decline in value, the Company recorded an additional investment loss of $369,000 in its consolidated statement of loss.

As at 31 January 2009, the Company determined that the investment had an additional other than temporary decline in value. This determination was based on, among other factors, a continued drop in market price for the investment company’s main product and a continued decline in the share price of the investment company. The fair value of the investment at 31 January 2009 was US$57,000. During the year the Company recorded investment losses totaling $1,365,000 due to declines in value.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Financial Instruments and Risk Management

Categories of financial assets and liabilities

Under Canadian GAAP, financial instruments are classified into one of the following five categories: held-for-trading; held to maturity investment; loans and receivables; available-for-sale financial assets, and other financial liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

	31	31 January
	October	2009
	2009
Held-for-trading (1)	$2,926	$7,354
Available-for-sale	168	57
Loans and receivables	120	69
Other financial liabilities (2)	39,383	28,053

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities, convertible debt and long-term debt.

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. The fair values of the Company’s financial instruments are not materially different from their carrying values.

Risks arising from financial instruments and risk management

The Company’s activities expose it to a variety of financial risks: market risk (including foreign exchange), credit risk, liquidity risk, interest rate risk and investment risk. Reflecting the current stage of development of the Company’s NorthMet Project, PolyMet’s overall risk management program focuses on facilitating the Company’s ability to continue as a going concern and seeks to minimize potential adverse effects on PolyMet’s ability to execute its business plan.

Risk management is the responsibility of executive management. Material risks are identified and monitored and are discussed with the audit committee and the board of directors.

Foreign exchange risk

The Company incurs expenditures in Canada and in the United States. The functional and reporting currency of the Company is the United States dollar. Foreign exchange risk arises because the amount of Canadian dollar cash and equivalents, receivables, investment or payables will vary in United States dollar terms due to changes in exchange rates.

As the majority of the Company’s expenditures are in United States dollars, the Company has kept a significant portion of its cash and equivalents in United States dollars. The Company has not hedged its exposure to currency fluctuations.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Financial Instruments and Risk Management - continued

As at 31 October 2009, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars:

	31	31 January
	October	2009
	2009
Held-for-trading (1)	$379	155
Available-for-sale	168	57
Loans and receivables	67	34
Other financial liabilities (2)	(149)	(255)

	$465	$(9)

(1)	Includes cash and equivalents.
(2)	Includes accounts payable and accrued liabilities.

Based on the above net exposures, as at 31 October 2009, a 10% change in the Canadian / United States exchange rate would impact the Company’s earnings by $47,000.

Credit risk

Credit risk arises on cash and equivalents held with banks and financial institutions, as well as credit exposure on outstanding accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company’s cash and equivalents are held through a large Canadian financial institution.

Liquidity risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and equivalents.

Interest rate risk

Interest rate risk arises on cash and equivalents and long-term debt and fluctuations in the related interest rates. The company has not hedged any of its interest rate risk.

As at 31 October 2009, the Company is exposed to interest rate risk through the following assets and liabilities:

	31	31 January
	October	2009
	2009
Held-for-trading (1)	$2,926	$7,354
Other financial liabilities (2)	35,643	25,256

(1)	Includes cash and equivalents.
(2)	Represents long-term debt (Note 5) and convertible debt (note 7).

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

13.	Financial Instruments and Risk Management - continued

Investment risk

The Company’s investment in the common shares of a publicly traded Canadian mining company bears investment risk. The maximum exposure to investment risk is equal to the carrying value of the investment.

As at 31 October 2009, the Company is exposed to investment risk through the following assets:

	31	31 January
	October	2009
	2009
Available-for-sale (1)	$168	$57

(1)	Includes investment.

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The U.S. Securities and Exchange Commission requires that financial statements of foreign registrants contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the U.S. U.S. GAAP also requires additional disclosures which are set out in this financial statement note. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

a)

Under Canadian GAAP, all of the elements of the convertible debt transaction are fair valued and then allocated book value on a pro-rated basis. The conversion feature on the debt is treated as equity. Under US GAAP the conversion feature is treated as debt. This resulted in a $250,000 difference between convertible debt and shareholders’ equity as at 31 October 2009 and 31 January 2009.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

The effects of the above difference in accounting principle on convertible debt and shareholders’ equity are as follows:

	31 October	31 January
	2009	2009
Convertible Debt – Canadian GAAP basis	$24,714	$13,943
Convertible Debt – US GAAP basis	$24,964	$14,193
Shareholders’ Equity – Canadian GAAP basis	$72,511	$70,335
Shareholders’ Equity – US GAAP basis	$72,261	$70,085

(b) Development Stage Company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards (“SFAS”) No. 7, Accounting and Reporting by Development Stage Enterprises (codified within ASC 915). The following additional disclosures are required under this standard. Management has determined, in accordance with ASC 915, that the Company was dormant for a period to 31 January 2002, as such the required disclosures have been included commencing from 1 February 2003.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles -Continued

Consolidated Statements of Loss, Other Comprehensive Loss and Deficit
Cumulative from 1 February 2003 to 31 October 2009

Cumulative
from 1
February 2003
to 31 October
2009

Pre-feasibility Costs	21,679

General and Administrative
Amortization	123
Asset retirement obligation accretion	1,457
Consulting fees	2,998
Investor relations and financing	1,119
Office and corporate wages	5,771
Professional fees	2,384
Shareholders’ information	1,109
Stock-based compensation	11,298
Transfer agent and filing fees	709
Travel	2,256
29,224

Other Expenses (Income)
Interest income, net	(1,904)
Loss (gain) on foreign exchange	(197)
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Investment loss	2,415
Rental income	(380)
(277)

Cumulative Loss for the Period	50,626

Other Comprehensive Income
Unrealized gain on investment	(96)
Comprehensive Loss	50,530

Deficit Beginning of the Period	14,214

Deficit End of the Period	64,840

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited)
Cumulative from 1 February 2003 to 31 October 2009

					Accumulated
					Other
	Issue Price			Contributed	Comprehensive
	Per Share	Shares	Amount	Surplus	Income	Deficit	Total
Balance – 31 January 2003		32,657,526	14,183	-	-	(14,214)	(31)
Loss for the year		-	-	-	-	(147)	(147)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.09	11,708,318	999	-	-	-	999
Share subscriptions received	-	-	763	-	-	-	763
Exercise of warrants	0.08	486,610	41	-	-	-	41
Exercise of options	0.06	89,600	5	-	-	-	5
Shares issued to settle debt	0.07	50,000	4	-	-	-	4
Stock-based compensation		-	-	55	-	-	55
Balance 31 January 2004		44,992,054	15,995	55	-	(14,361)	1,689
Loss for the year	-	-	-	-	-	(4,416)	(4,416)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.58	2,955,626	1,715	-	-	-	1,715
Share subscriptions received	-	-	(763)	-	-	-	(763)
Exercise of warrants	0.16	5,277,573	829	-	-	-	829
Exercise of options	0.07	1,088,400	81	-	-	-	81
Shares issued for property	0.23	1,000,000	229	-	-	-	229
Stock-based compensation	-	-	-	993	-	-	993
Fair value of stock options exercised	-	-	42	(42)	-	-	-
Shares allotted for exercise of warrants	0.12	224,925	26	-	-	-	26
Shares allotted for bonus	0.55	1,590,000	873	-	-	-	873
Balance 31 January 2005		57,128,578	19,027	1,006	-	(18,777)	1,256

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 October 2009

					Accumulated
					Other
	Issue Price			Contributed	Comprehensive
	Per Share	Shares	Amount	Surplus	Income	Deficit	Total
Balance 31 January 2005 (brought forward)		57,128,578	19,027	1,006	-	(18,777)	1,256
Loss for the year	-	-	-	-	-	(15,976)	(15,976)
Shares issued for cash:
Private placements, net of finders’ fees and issuance costs	0.66	29,347,568	15,827	3,653	-	-	19,480
Exercise of warrants	0.58	5,700,628	3,296	-	-	-	3,296
Exercise of options	0.11	1,795,852	197	-	-	-	197
Shares issued for property	1.22	6,200,547	7,564	-	-	-	7,564
Stock-based compensation	-	-	-	3,523	-	-	3,523
Fair value of stock options exercised	-	-	98	(98)	-	-	-
Balance 31 January 2006		100,173,173	46,009	8,084	-	(34,753)	19,340
Loss for the year	-	-	-	-	-	(18,126)	(18.126)
Issuance of shares for bonus	0.55	2,350,000	1,289	-	-	-	1,289
Shares issued for cash:
Exercise of warrants	0.98	14,662,703	17,963	(3,653)	-	-	14,310
Exercise of options	0.35	2,193,000	765	-	-	-	765
Shares issued for property	3.08	2,000,000	6,160	-	-	-	6,160
Stock-based compensation	-	-	-	4,723	-	-	4,723
Warrants issued for deferred financing costs	-	-	-	1,197	-	-	1,197
Fair value of stock options exercised	-	-	737	(737)	-	-	-
Balance – 31 January 2007		121,378,876	72,923	9,614	-	(52,879)	29,658

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 October 2009

					Accumulated
					Other
	Issue Price			Contributed	Comprehensive
	Per Share	Shares	Amount	Surplus	Income	Deficit	Total
Balance – 31 January 2007 (brought forward)		121,378,876	72,923	9,614	-	(52,879)	29,658
Loss for the year	-	-	-	-	-	(4,124)	(4,124)
Shares and warrants issued:
Exercise of options	0.66	462,200	303	-	-	-	303
Fair value of stock options exercised	-	-	212	(212)	-	-	-
Private placement, net of finders’ fees and issuance costs	2.61	15,149,999	31,177	8,346	-	-	39,523
Stock-based compensation	-	-	-	3,077	-	-	3,077
Balance – 31 January 2008		136,991,075	104,615	20,825	-	(57,003)	68,437
Loss for the year	-	-	-	-	-	(4,979)	(4,979)
Shares and warrants issued:
Exercise of options	1.45	312,800	452	-	-	-	452
Fair value of stock options exercised	-	-	245	(245)	-	-	-
Convertible debt – conversion factor and warrants	-	-	-	441	-	-	441
Accrual of Milestones 2 and 4 Bonus Shares	-	-	-	3,912	-	-	3,912
Amendment to previously issued warrants	-	-	(544)	544	-	-	-
Stock-based compensation	-	-	-	1,822	-	-	1,822
Balance – 31 January 2009		137,303,875	104,768	27,299	-	(61,982)	70,085

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Changes in Shareholder’s Equity (unaudited) (continued)
Cumulative from 1 February 2003 to 31 October 2009

					Accumulated
					Other
	Issue Price			Contributed	Comprehensive
	Per Share	Shares	Amount	Surplus	Income	Deficit	Total
Balance – 31 January 2009 (brought forward)		137,303,875	104,768	27,299	-	(61,982)	70,085
Loss for the period	-	-	-	-	-	(2,858)	(2,858)
Other comprehensive income for the period	-	-	-	-	96	-	96
Shares and warrants issued:
Exercise of options	0.49	475,000	231	-	-	-	231
Fair value of stock options exercised	-	-	170	(170)	-	-	-
Convertible debt – conversion factor	-	-	-	352	-	-	352
Accrual of Milestones 2 and 4 Bonus Shares	-	-	-	3,239	-	-	3,239
Amendment to previously issued warrants	-	-	(1,005)	1,005	-	-	-
Issuance of Milestone 2 Bonus Shares	0.55	1,300,000	721	(721)	-	-	-
Stock-based compensation	-	-	-	1,116	-	-	1, 116
Balance – 31 October 2009		139,078,875	104,885	32,120	96	(64,840)	72,261

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Statements of Cash Flows
Cumulative from 1 February 2003 to 31 October 2009

Cumulative
from 1
February
2003 to 31
October
2009
(unaudited)
Operating Activities
Loss for the period	$(50,626)
Items not involving cash
Consulting fees and Office and Corporate wages	2,161
Amortization	123
Asset retirement obligation	1,457
Investment loss	2,415
Stock-based compensation	11,298
Gain on sale of resource properties	(220)
Loss on sale of property, plant and equipment	9
Changes in non-cash working capital items
Accounts receivable and advances	(114)
Prepaid expenses	(332)
Accounts payable and accrued liabilities	844
Net cash used in operating activities	(32,985)

Financing Activities
Share capital - for cash	81,489
Long-term debt repayment	(5,400)
Convertible debt	24,277
Share subscriptions received	763
Deferred financing costs	(791)
Net cash provided by financing activities	100,338

Investing Activities
Purchase of investment	(2,495)
Proceeds on disposal of equipment	33
Proceeds on sale of resource property	220
Purchase of mineral property, plant and equipment	(62,188)
Net cash used in investing activities	(64,430)

Net Increase (Decrease) in Cash and Cash Equivalents Position	2,923
Cash and Cash Equivalents Position - Beginning of Period	3
Cash and Cash Equivalents Position - End of Period	$2,926

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Consolidated Schedules of Pre-Feasibility Costs
Cumulative from 1 February 2003 to 31 October 2009

Cumulative
from 1
February
2003 to 31
October
2009
(unaudited)

Direct
Camp and general	$298
Consulting fees	1,846
Drilling	3,169
Engineering	1,441
Environmental	6,130
Geological and geophysical	303
Land lease, taxes and licenses	469
Metallurgical	2,275
Mine planning	3,597
Permitting	321
Plant maintenance and repair	725
Sampling	1,001
Scoping study	104

Cumulative Total Costs for the Period	$21,679

(c) Fair Value Measurements

PolyMet’s financial assets and liabilities are measured or disclosed at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. There are three levels of fair value hierarchy that prioritize the inputs to valuation techniques used to measure fair value, with level 1 inputs having the highest priority. The levels and the valuation techniques used to value the Company’s financial assets and liabilities are described below:

Level 1 –	Unadjusted quoted pri.ces in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

Investments in marketable securities are valued using quoted market prices in active markets, obtained from securities exchanges. Accordingly, these items are included in Level 1 of the fair value hierarchy.

Level 2 –

Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Unobservable (supported by little or no market activity) prices.

Cash equivalents are recorded at face value. Accounts receivable and advances are short-term in nature and represent the initial price of the good or service. Long term and convertible debt have been fair valued using assumptions with respect to interest rates relevant to similar debt taking into account the collateral involved.

The fair values of our financial assets and liabilities at 31 October 2009 are summarized in the following table:

	Fair Value – Quoted in active markets for identical assets (Level 1)	Fair Value - Significant other observable inputs (Level 2)	Fair Value - Significant unobservable inputs (Level 3)	Fair Value - Total	Book Value
Assets
Cash and equivalents	-	-	2,926	2,926	2,926
Accounts receivable and advances	-	-	120	120	120
Investment	168		-	168	168
	168	-	3,046	3,214	3,214
Liabilities
Accounts payable and accrued liabilities	-	-	3,740	3,740	3,740
Current portion of long term debt	-	-	2,000	2,000	2,000
Long term debt	-	-	8,929	8,929	8,929
Convertible debt	-	-	24,730	24,730	24,964
	-	-	39,399	39,399	39,633

PolyMet Mining Corp.
(a development stage company)
Notes to Consolidated Financial Statements
31 October 2009
Tabular amounts in Thousands of U.S. Dollars, except for price per share, shares and options
Unaudited – prepared by management

14.	Differences Between Canadian and United States Generally Accepted Accounting Principles - Continued

(d) Mineral Rights

The total amount paid for mineral rights to 31 October 2009 was $1,625,000.

(e) Accounts Payable

The components of accounts payable and accrued liabilities as at 31 October are as follows:

	October 31,	January 31,
	2009	2009

Operating payables	88	192
Financing payables	326	-
Project development payables	1,860	1,162
Equipment payables	1,466	1,443

Total	$3,740	$2,797

(f) Stock-Based Compensation

As at 31 January 2009, there were 1,752,500 unvested stock options with an average grant date fair value of $1.21 per option. As at 31 October 2009, there were 1,810,000 unvested stock options with an average grant date fair value of $1.22 per option. During the nine month period ended 31 October 2009, no additional stock options vested.

The intrinsic value of a stock option is the difference between the current market price for PolyMet’s common shares and the exercise price of the option. At 31 October 2009, the aggregate intrinsic value of vested and unvested stock options, based on the 30 October 2009 closing price for PolyMet’s common shares of $2.64 was $8,634,000.

The weighted average remaining contractual term of all stock options outstanding as at 31 October 2009 is 4.35 years. The weighted average remaining contractual term of all stock options vested as at 31 October 2009 was 4.24 years.

The unrecognized compensation cost for non-vested stock options at 31 October 2009 was $458,000. The weighted average period over which it is expected to be recognized is 1.88 years.

The Company has estimated the expected life of incentive stock options to be 2.3 years based on historic option exercise patterns and the timeline for material developments in the past and anticipated in future.

(g) Recent U.S, Accounting Pronouncements

There were no new accounting standards issued during the period that are expected to impact the Company.